November 14, 2012

Ms. Suzanne Hayes
Assistant Director
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Raymond James Financial, Inc.
Form 10-K for Fiscal Year Ended September 30, 2011
Filed November 23, 2011
Response dated August 16, 2012
File No. 001-09109

Dear Ms. Hayes:

This letter is in response to your comment letter dated November 6, 2012. Comments in your letter are restated herein in bold, followed by our response.

Form 10-K for the fiscal year ended September 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Credit Risk, page 68

1.
Please refer to our prior comment four in our letter dated July 19, 2012. We note your response that out of a review of 279 loans, only seven were downgraded and one was upgraded. However, we also note your disclosure on page 81 that you recorded a $4 million provision related to the results of the most recent SNC exam and that this provision constitutes a significant portion of your total provision recorded for the three and nine months ended June 30, 2012. Given the continuing material impact that results from the annual SNC exam have on your provision for loan losses and the fact that you identify the provision for loan losses as a critical accounting policy, please revise future filings to disclose the following:

•	Disclose both the number and the total dollar amount of loans reviewed and loans downgraded or upgraded for each exam occurring during the reported periods.

•
Discuss the impact that these downgrades have on the magnitude of your provision. For example, to the extent that a relatively small amount of downgrades causes a disproportionate provision for loan losses due to the size of the loans and differences in loss rates, discuss these facts and provide a brief discussion of the magnitude of the change for the loans that were downgraded.

•	Disclose whether you believe the past actual results of these exams to be indicative of future trends. Discuss the factors considered when making this conclusion.

•
Your response states that you do not always upgrade loans when the regulatory exam determines a more favorable loan grade than yours. Please discuss the impact this policy has on the additional provisions recorded as a result of the exam.

In response to the comment above, in our September 30, 2012 Form 10-K, we propose to include the following disclosure in our Critical Accounting Estimates discussion within Item 7:

RJ Bank provides an allowance for loan losses which reflects our continuing evaluation of the probable losses inherent in the loan portfolio.  Refer to Note X of the Notes to the Consolidated Financial Statements in this form 10-K for discussion of RJ Bank's policies regarding the allowance for loan losses, and refer to Note Y of the Notes to the Consolidated Financial Statements in this Form 10-K for quantitative information regarding the allowance balances as of September 30, 2012.

The current year's provision for loan losses includes $4 million resulting from the impact of our internal corporate loan classification changes as a result of the banking regulators' annual Shared National Credit (“SNC”) examination. The impact of the SNC exam results from differences in judgment applicable to a limited number of the credits reviewed in the annual exam.  We incorporate all regulatory trends observed during each annual SNC exam into our internal ratings methodology.  The limited number of loans with ratings differences, the lengthy period between SNC exams, and the lack of a consistent pattern of credit characteristics leading to the loan ratings differences from year to year will cause the results of any year's exam to be unpredictable and result in some changes from our internal ratings.  Based on these factors, however, we do not believe the SNC exam results to be indicative of current policies resulting in inaccurate loan classifications that need to be changed, rather, are differences in judgment and are not indicative of future trends in the subsequent year.  We do not always incorporate loan classification upgrades that result from the SNC exam.  Thus, based on this policy, the results of the annual SNC exam on our portfolio may result in an increase to our provision for loan losses for the respective period these results become known.  Given the relatively high percentage of SNC loans in our total corporate loan portfolio and the probability that regulators are likely to have a different view on some loans in our portfolio, the impact from each annual SNC exam may be material to any fiscal year's provision for loan losses should the credit ratings changes resulting from such exam be numerous, significant (meaning more than a one notch classification change), or associated with considerably large loans in our portfolio.

The 2012 SNC exam included a review of 279 corporate loans in our portfolio, which had an outstanding portfolio balance of approximately $5 billion at the time of the review, representing approximately 84% of the total held for investment corporate portfolio at such time.  The 2012 exam resulted in loan classification downgrades for seven loans in our portfolio.  The outstanding balances associated with these loans approximated $123 million.  Each of these loans were performing and the results indicated a one notch lower loan classification was required than that reflected in our own internal classifications.  The exam results also included one loan classification upgrade from our internal ratings, which had an outstanding balance totaling approximately $700 thousand. The SNC exam results reflected downgrades representing less than 3% of our total corporate loans covered by the review.

The prior year's provision for loan losses included $2 million resulting from the impact of the respective period's annual SNC exam.  This prior year exam included a review of 244 corporate loans having an outstanding balance of approximately $4 billion at the time of the review, which was approximately 86% of the held for investment corporate loan portfolio. There were five loan classification downgrades totaling $73 million, all of which were performing loans, and two upgrades totaling $4 million.  These downgrades represented less than 2% of the total corporate loans reviewed by the bank regulators, all of which were a one notch change to our internal loan classifications.

On behalf of the Company, I acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jeffrey P. Julien

Jeffrey P. Julien
Executive Vice President - Finance, Chief Financial Officer and Treasurer
Raymond James Financial, Inc.